GURU HEALTH INC.


From:
Vanessa Gillis
Chief Executive Officer
Guru Health Inc.
#10-1019 17th Ave SW
Calgary Alberta
T2T 0A7, Canada


AMENDMENT #4

Re: Form S-1 filed December 7, 2010 File No, 333-168037

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To Whom It May Concern:

On behalf of Guru Health Inc. a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated December 21, 2010 (the "SEC Letter") regarding the Registration Statement on Form S-1 (the "Registration Statement").

Registration Statement on Form S-1

General

     1) The Company is not a blank check company as defined in Rule 419. Pursuant to Rule 419, a blank check company is a development stage company that either has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934. According to SEC Release No. 33-6932, Rule 419 does not apply to a development stage company with a specific business plan, "even if operations have not commenced at the time of the offering."

          The mentioned items in the SEC Letter do not establish that the Company has no specific business plan, or intends to engage in a merger or acquisition. As to the points in comment 1, the SEC made it clear being a development stage company with only cash assets in and of itself is not dispositive. As stated in Release No. 33-6932, it is inappropriate in the analysis of a blank check company to gauge whether the company has even commenced operations; the appropriate test therefore is whether the company has a specific business plan or purpose, or whether that purpose is to engage in a merger or acquisition with another entity.

Cover Page

     2) The Company has revised the Cover Page to state the approximate date of sale to be as soon as practicable after the registration statement is effective.

     3)   The Company has removed the misplaced discussion of Rule 457(i).

Use of Proceeds, Page 12

     4) The Company has revised the disclosure to remove the 13,000 from the gross proceeds and added a footnote to disclose the company's assets will be used to cover offering expenses.

     5) The Company has revised the disclosure to clarify the inconsistency in priority of expenditures.

Dilution, Page 13

     6)   The Company has revised the disclosure to satisfy comment #6.
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Plan of Distribution, Page 15

     7) The Company has revised the disclosure to clarify the manner in which subscribers of our shares will receive such shares in the Procedures for Subscribing Section.

Management's Discussion and Analysis of Plan of Operations, Page 18

     8) The Company has revised the disclosure to remove the word "substantial" from the discussion of revenues throughout.

     9) The Company has revised the disclosure to describe circumstances which could result in our not being able to purchase, market and distribute its products.

     10) The Company has revised the disclosure to clarify inconsistencies with timelines.

Commence Operations, Page 21

     11)  The Company has revised the disclosure as suggested in comment 11.

     12) The Company has revised the disclosure to change the website name to the correct name.

     13) The Company has revised the disclosure to add a statement that no athlete has been engaged and removed contradictory wording.

     14) The Company has removed misplaced wording associated with the marking plan.

     15) The Company has removed misplaced wording associated with the marketing plan.

Item 13, Other Expenses and Issuance and Distributions, Page II-1

     16)  The Company has revised the disclosure to include Edgar fees under
          Item 13.

Exhibit 5.1

     17)  Exhibit 5.1 has been updated


Guru Health Inc.


/s/ Vanessa Gillis
---------------------------
Vanessa Gillis, CEO